May 11, 2012

John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 29, 2012

File No. 1-13831

Dear Mr. Cash:

We are providing the following responses to the comment letter dated April 25, 2012 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2011 (our “Form 10-K”) filed by Quanta Services, Inc. (the “Company” or “Quanta”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.

Form 10-K for the year ended December 31, 2011

Notes to the Consolidated Financial Statements

5. Goodwill and Other Intangible Assets, page 97

1.	We have reviewed your response to our prior comment one and have the following additional comments:

•

We note you cite several factors that contributed to management’s decision to reorganize certain of your operating units. Please provide us with a more specific discussion of the nature of these factors and how and why they led to the reorganization.

•	Please clarify if the predominant type of work for the related operating units has changed.

•

Please provide us with a list of the individual operating units the related goodwill was initially allocated to as well as the amount of goodwill assigned to each operating unit. Please also provide us with the associated carrying values and fair values from your 2010 goodwill impairment test.

U.S. Securities and Exchange Commission

May 11, 2012

•

Please provide us with a list of the individual operating units the related goodwill was allocated to subsequent to the reorganization as well as the amount of goodwill assigned to each operating unit. Please also provide us with the associated carrying values and fair values from your 2011 goodwill impairment test.

•

Please provide us with a more specific and comprehensive discussion regarding how you used a relative fair value allocation approach to reassign goodwill. In this regard, please explain how you determined which operating units were affected.

Response:

Quanta appreciates the opportunity to further clarify matters communicated in the response letter dated April 10, 2012 (the “April 10th Response Letter”). To facilitate the Staff’s review, the Company will respond in turn to each of the bullet pointed items raised in the Staff’s most recent comment.

•

We note you cite several factors that contributed to management’s decision to reorganize certain of your operating units. Please provide us with a more specific discussion of the nature of these factors and how and why they led to the reorganization.

The factors cited in the April 10th Response Letter represent operational circumstances that were contemplated at the time of the reorganization in determining which organizational strategies would ultimately improve the performance of Quanta’s operating units. Such decisions include a balance of strategies that are intended to provide near-term solutions to improve the productivity of certain operations and longer-term realignments to more effectively accomplish management’s overall strategic plan for the Company. More specifically, the reorganizations in 2011 resulted in the transfer of certain components of one transferor operating unit to four other separate transferee operating units. We respectfully note that, at the time of the reorganization, the transferor operating unit was profitable and management’s most recent assessment of its goodwill as of December 31, 2010 indicated a fair value substantially in excess of its carrying value. To effect the Company’s strategic plan, management determined that that the transferor operating unit’s performance could be improved and contributions from its operations to Quanta as a whole could potentially be increased by assigning certain of the transferor operating unit’s various business lines into comparable or synergistic operations in other operating units. The reorganization was also expected to result in reductions in redundant administrative costs, reassignments of strategic customer relationships and progress toward management’s business development strategies.

As a result, certain of the transferor operating unit’s electric power operations were transferred to a separate operating unit, and certain of the transferor operating unit’s telecommunications operations were transferred to three other operating units. We note for the Staff that the

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May 11, 2012

transferee operating unit to which the electric power operations were transferred was, at the time of the transfer, part of the natural gas and pipeline division, but this operating unit was subsequently reassigned as a whole to the electric power division in 2011 based in part on the predominant type of work it performed before and after the transfer of operations from the transferor operating unit (we respectfully note that this divisional reassignment did not impact goodwill impairment testing because the impairment test was conducted on the individual operating unit, regardless of the division in which it resided). The three transferee operating units to which the transferor operating unit’s telecommunications operations were transferred were, at the time of transfer, and are currently, part of the Company’s telecommunications division based on the predominant type of work they performed (which was not impacted by the transfer of the operations).

•	Please clarify if the predominant type of work for the related operating units has changed.

The predominant type of work for the affected operating units has not changed as a result of the reorganization of certain business lines out of the transferor operating unit into the transferee operating units during 2011.

The predominant type of work of the transferee operating unit that was reassigned into the electric power division was natural gas and pipeline infrastructure services at the time this operating unit was originally assigned to the natural gas and pipeline division upon the formation of the natural gas and pipeline division. During recent years, this operating unit’s predominant type of work has shifted to be predominantly electric power infrastructure services, partially as a result of changes in management’s market strategies to utilize other operating units to provide natural gas and pipeline infrastructure services.

•

Please provide us with a list of the individual operating units the related goodwill was initially allocated to as well as the amount of goodwill assigned to each operating unit. Please also provide us with the associated carrying values and fair values from your 2010 goodwill impairment test.

The following table provides the amount of goodwill assigned to the transferor operating unit, as well as the transferee operating units, as of December 31, 2010 before any of the reorganizations described above. The table also includes the associated carrying values and fair values of these operating units’ net assets as of December 31, 2010 ($ amounts in thousands).

U.S. Securities and Exchange Commission

May 11, 2012

Operating Unit	Goodwill Value	Carrying Value of Net Assets	Fair Value of Net Assets
Transferor Operating Unit	$69,226	$254,925	$431,356
Transferee Electric Power Operating Unit	$200,156	$470,780	$677,449
Transferee Telecommunications Operating Unit A	$11,626	$34,065	$81,478
Transferee Telecommunications Operating Unit B	$15,384	$49,572	$88,949
Transferee Telecommunications Operating Unit C	$18,241	$30,550	$42,322

•

Please provide us with a list of the individual operating units the related goodwill was allocated to subsequent to the reorganization as well as the amount of goodwill assigned to each operating unit. Please also provide us with the associated carrying values and fair values from your 2011 goodwill impairment test.

The following table provides a list of the individual operating units to which the related goodwill was allocated subsequent to the reorganization and the amount of goodwill so allocated, as well as the amount of total goodwill assigned to each operating unit as of December 31, 2011 and the associated carrying values and fair values of these operating units’ net assets as of December 31, 2011 ($ amounts in thousands):

U.S. Securities and Exchange Commission

May 11, 2012

Operating Unit	Goodwill Value Allocated from Reorganization	Total Goodwill After Reorganization	Carrying Value of Net Assets Including Transferred Assets From Reorganization	Fair Value of Net Assets Including Transferred Assets From Reorganization
Transferor Operating Unit[1]	$36,350	$45,069	$272,880	$420,814
Transferee Electric Power Operating Unit	$15,934	$216,090	$505,713	$708,543
Transferee Telecommunications Operating Unit A2	$8,401	$15,618	$35,993	$66,974
Transferee Telecommunications Operating Unit B	$967	$16,351	$50,740	$95,959
Transferee Telecommunications Operating Unit C	$7,574	$25,815	$36,963	$44,833

[1]

During 2011, goodwill assigned to the transferor operating unit increased subsequent to the reorganization as a result of an acquisition that occurred during the third quarter and is organized as a part of the transferor operating unit.

[2]

During 2011, a previously acquired entity that was organized as a part of the Transferee Telecommunications Operating Unit A at December 31, 2010 was reorganized as a separate operating unit within the telecommunications division. The amount of goodwill attributable to this separate operating unit at December 31, 2011 was approximately $4.4 million. Accordingly, none of the amounts for Transferee Telecommunications Operating Unit A as of December 31, 2011 include amounts attributable to this separate operating unit.

•

Please provide us with a more specific and comprehensive discussion regarding how you used a relative fair value allocation approach to reassign goodwill. In this regard, please explain how you determined which operating units were affected.

The relative fair value allocation approach was utilized to reassign goodwill to Quanta’s reorganized operating units, as required by Accounting Standards Codification (ASC) 350-20-35, by determining the fair value of each transferred component of the transferor operating unit. As the reorganization was effective January 1, 2011, the same cash flow model assumptions that were used in Quanta’s 2010 goodwill impairment test were utilized in Quanta’s relative fair value allocation approach. This fair value determination was performed using the expected future cash flows of the transferred components of the transferor operating unit as though they were each a stand-alone business to be disposed of. These component cash flows were then compared to the total cash flows of the transferor operating unit to ensure that the entirety of the transferor operating unit’s business model was taken into consideration. A resulting mathematical percentage of the total transferor operating unit fair value was then calculated based on this comparison for each transferred component. These percentages were

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May 11, 2012

then applied to the total balance of the transferor operating unit’s goodwill in order to determine the amount of goodwill to be assigned to each transferred component of the transferor operating unit’s operations. In accordance with ASC 350-20-35-57, the goodwill remaining in the transferor operating unit was tested for impairment using its adjusted carrying amount after the reorganizations.

14. Commitments and Contingencies, page 114

Leases, page 115

2.	We have reviewed your response to our prior comment four. We note that certain of your master equipment lease agreements contain cross-default provisions. Please provide us with a specific and comprehensive discussion of the underlying nature of these provisions and clarify what consideration you have given to whether the provisions are subjective. In addition, please tell us why you believe the provisions are customary.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the cross-default provisions contained in certain of Quanta’s master equipment lease agreements will only be triggered by a default under any other lease agreement(s) with the same specific lessor. Currently, all of Quanta’s master equipment lease agreements are with different lessors and each represents the only agreement with the applicable lessor. Quanta does not have multiple master equipment lease agreements with any single lessor. As such, a cross default on any of Quanta’s master equipment lease agreements cannot presently occur and could not occur in the future unless Quanta enters into additional leases with the same lessor. We respectfully note that the cross-default provisions in these lease agreements are not triggered by defaults under unrelated agreements, such as the Company’s credit facility.

Management acknowledges that if Quanta were to enter into multiple lease agreements with the same lessor such that cross-default provisions could possibly be triggered, additional consideration would have to be given to whether any subjective default provisions apply in accordance with ASC 840-10-25-14.

We note that, as stated in the April 10th Response letter, Quanta is a party to one specific master equipment lease agreement that contains a material adverse change clause, which we believe qualifies as a subjective default provision. However, Quanta is not a party to any other lease agreements with this same lessor and therefore a default under this material adverse change clause could not trigger a cross default under any other lease agreement. Quanta reaffirms that it has evaluated the material adverse change default provision within the context of applying ASC 840-10-25-14 and the maximum amount that Quanta could be required to pay upon such an event of default has been included in its calculation of minimum lease payments for purposes of applying ASC 840-10-25-1(d). Such consideration did not have any impact on the classification of this agreement as an operating lease.

Management of the Company believes cross-default provisions relating to defaults under other leases with the same lessor are customary within Quanta’s industry. Such provisions exist within many of the Company’s master equipment lease agreements and are believed to be intended to manage the customary risks of counterparty default and credit concentration.

******

U.S. Securities and Exchange Commission

May 11, 2012

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676.

Very truly yours,

/s/ James H. Haddox
James H. Haddox
Chief Financial Officer

cc:	Bernard Fried

Chairman, Audit Committee

Mindy Hooker

Tricia Armelin

Securities and Exchange Commission

Ray R. Garcia

PricewaterhouseCoopers LLP